June 26, 2025

Robert Nistico
Chief Executive Officer
Splash Beverage Group, Inc.
1314 East Las Olas Blvd, Suite 221
Fort Lauderdale, Florida 33301

       Re: Splash Beverage Group, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed on June 13, 2025
           File No. 001-40471
Dear Robert Nistico:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Proposal 1 -- To Approve an Amendment to Our Articles of Incorporation, as Amended, to
Increase the Number of Authorized Shares of Common St, page 8

1. We note one of the purposes for increasing the number of authorized shares is to offer additional flexibility to "make stock-based acquisitions". We also note in your 8-K filed on February 3, 2025, you have signed a letter of intent to acquire Western Son
       Vodka primarily through a stock-for-equity transaction. If the increase in authorized shares covered by this proposal is in furtherance of the acquisition of Western Son
       Vodka, please note that Note A to Schedule 14A provides that where a solicitation of securityholders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants' securityholders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition. Under those facts, information required by Items 11, 13 and 14 shall be furnished. Alternatively, please provide us with analysis supporting why such disclosure is not required.
 June 26, 2025
Page 2

General

2. We note that you have not filed your Annual Report on Form 10-K for your fiscal year ended December 31, 2024, and that you have not filed your Quarterly Report on
       For 10-Q for the period ended March 31, 2025. Please add a risk factor to discuss these facts, any obligations you have to file these reports, and associated risks resulting from your failure to do so.

3.     We note that you received a notice from NYSE American LLC on April 16,
2025
       notifying you that you were not in compliance with the continued listing standards due to failure to timely file your Annual Report on Form 10-K for the year ended
       December 31, 2024. Additionally, we note that you received a notice from NYSE
       American LLC on April 7, 2025 that NYSE would begin delisting procedures due to failure to regain compliance with Sections 1003(a)(i), (ii), and (iii) of the Company
       Guide, and that you were appealing such decision. Please provide a detailed description for both NYSE notices of the processes undertaken by the Company to regain compliance and their related timelines. Please disclose the risks of non-
       compliance with either notice, as well as the consequences of any such suspension or delisting.
4. Please include a form of proxy card marked as "preliminary" in your next amendment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sarah Sidwell at 202-551-4733 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Darrin Ocasio